SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                          SCHEDULE 14D-9
     Solicitation/Recommendation Statement Pursuant to Section
          14(d)(4) of the Securities Exchange Act of 1934


                  OXFORD RESIDENTIAL PROPERTIES I
                        LIMITED PARTNERSHIP
                     (Name of Subject Company)


        Oxford Residential Properties I Limited Partnership
              (Name(s) of Person(s) Filing Statement)


                          Assignee Units
                  (Title of Class of Securities)

                          Not Applicable
               (CUSIP Number of Class of Securities)


                         Robert B. Downing
                       7200 Wisconsin Avenue
                            Suite 1100
                     Bethesda, Maryland  20814
                          (301) 654-3100

              (Name, address and telephone number of
               persons authorized to receive notices
                and communications on behalf of the
                     persons filing statement)


                          With a copy to:

                      Robert B. Robbins, Esq.
                  Shaw Pittman Potts & Trowbridge
                        2300 N Street, N.W.
                      Washington, D.C.  20037

















Item 1.   Security and Subject Company

     This  Schedule  14D-9  (the  "Statement")  relates   to
Assignee Units of limited partnership (the "Units") of Oxford Residential Properties I Limited Partnership, a Maryland limited partnership (the "Partnership"). The Partnership is the subject company. Oxford Residential Properties I Corporation, a Maryland corporation, is the managing general partner (the "Managing General Partner") of the Partnership. The address of the principal executive offices of the Partnership and of the Managing General
Partner  is  7200  Wisconsin Avenue, Suite  1100,  Bethesda,
Maryland  20814.


Item 2.   Tender Offer of the Bidder

     The tender offer to which this Statement relates was disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated July 28, 1998, filed by MacKenzie Patterson Special Fund, L.P., MacKenzie Specified Income Fund, L.P., MacKenzie Fund VI, L.P., Previously Owned Partnerships Income Fund II, L.P., MP Income Fund 12, LLC, MP Income Fund 14, LLC, Cal-Kan, Inc., Moraga Gold, LLC, and Steven Gold (collectively, the "Purchaser"), to purchase up to 2,430 Units at a price of $425 per Unit, net to the seller in cash (the "Purchase Price"), upon the terms and subject to the conditions set forth in an Offer to Purchase dated July 28, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). The address of the Purchaser is C. E. Patterson, MacKenzie Patterson, Inc., 1640 School Street, Moraga, California 94556.


Item 3.   Identity and Background

     (a) The name and address of the Partnership, which is the person filing this Statement, are set forth in
          Item 1 above.

     (b)  None.


Item 4.   The Solicitation or Recommendation

     (a)  Position of the Managing General Partner.

     The Managing General Partner, on behalf of the Partnership, is recommending that holders of Units (the "Unitholders") reject the Offer. The Managing General Partner's position is being provided to Unitholders in a letter from the Partnership mailed to all Unitholders on August 13, 1998.

     (b)  Reasons for the Managing General Partner's
          Position.

     The offered price is well below the estimated net asset value of ORP's Units. Further, it is below the price of recent transactions reported to have been made in the secondary market. The Managing General Partner believes that Unit Holders will realize a better return on their investment by holding their Units as their value increases.

     Based on its real estate experience, knowledge of the real estate markets in which ORP's properties are located and recent improvements in the operating performance of the properties, the Managing General Partner believes that the net asset value of ORP is significantly higher than the amount estimated by the MacKenzie Patterson Group and, therefore, their offer price represents a significant discount to the net asset value of ORP. The Managing General Partner is also aware of reports of a recent third party valuation of ORP that concluded ORP's net asset value was significantly higher than the estimated net asset value included in the MacKenzie Patterson Group's offering materials, and substantially higher than the $425 offer from the MacKenzie Patterson Group. Further, even the MacKenzie Patterson Group's offering materials acknowledge that the $425 price is well below their estimated net asset value. The Managing General Partner believes the underlying motivation of the MacKenzie Patterson Group is to acquire Units at a significant discount to net asset value.

     However, if Unit Holders nevertheless are inclined to sell their Units, they should consider their alternatives. They may wish to call ORP's Investor Services at 248-614-4550, either to make an offer to ORP to purchase or redeem their Units or to obtain a list of companies that engage in secondary market transactions. As previously reported in its quarterly reports, ORP has been acquiring Units at market prices for the past two years and will consider offers made by Unit Holders who wish to sell their Units from time to time. The offer prices that will be considered for acceptance will be determined exclusively by the Managing General Partner with reference to prevailing secondary market prices. While the Managing General Partner will consider, on behalf of ORP, offers made by Unit Holders, this is not an offer to purchase Units.

     Further, the price offered by the MacKenzie Patterson Group will be reduced by the amount of any distributions declared or made with respect to the Units between July 28, 1998 and August 31, 1998. The Managing General Partner recently approved an increase in ORP's semi-annual distribution, payable on August 28, 1998, from $10 per Unit to $15 per Unit, a fifty (50%) percent increase, which is disclosed in the Form 10 Q filed by ORP on August 13, 1998. Based on the net $410 offer price, this distribution equates on an annualized basis to approximately a 7.3% current yield.

     Also, in the event that more than 2,430 Units are tendered to the MacKenzie Patterson Group, tendering Unit Holders would be able to sell only a portion of their tendered Units and may be left holding a fraction of their current ownership.

     The Managing General Partner and its affiliates are the owners of approximately 20% of the Units. The Managing General Partner considers the MacKenzie Patterson Group's offer price to be inadequate for its own Units, and recommends that other Unit Holders reject the offer.

     ORP's financial condition and operating results have continued to improve due to improvements in the performance of its properties. The aggregate net operating income before debt service and refurbishment expenses ("NOI") of the four properties in ORP's portfolio increased by $118,000, or 13%, for the quarter ended March 31, 1998, compared with the same period in 1997, and by $207,000, or 5.7%, for the year ended December 31, 1997 compared to 1996 operating results.

     As a result of these improvements in operations, the value of these properties has increased in recent years, as has the properties' ability to support higher levels of mortgage debt. The timing of any refinancing of ORP's mortgage debt, however, needs to be carefully planned for several reasons. First, in order to prepay the existing mortgage debt, a prepayment penalty may be required. Second, the Managing General Partner wishes to ensure that the recent improvements in operating performance are fully reflected in any valuation undertaken in connection with any such refinancing.

     ORP expects a refinancing of its existing mortgage debt to become increasingly attractive in the near future as the prepayment penalties reduce to very small amounts during the next two and one-half years. The Managing General Partner anticipates that any such refinancing may offer the opportunity for ORP to make a significant distribution of net refinancing proceeds to its Unit Holders, which for most Unit Holders should be tax-deferred. Based on today's interest rates and estimated property values, the amount of this distribution could possibly exceed the $425 per unit offered by the MacKenzie Patterson Group. In addition, in contrast to a sale or redemption, Unit Holders who benefited from a refinancing would continue to receive semi-annual distributions of cash flow from ORP's operations after such a refinancing and ORP would continue to own all of its properties. Over the last two years, ORP has doubled the amount of its distribution paid to Unit holders and, as discussed above, it recently declared an additional increase in the amount of the distribution paid to Unit Holders.

     Alternatively, a refinancing in which ORP did not increase the amount of its mortgage debt also may offer the opportunity for ORP to lower the cost of its debt and to increase ORP's cash flow and distributions. This, in turn, may permit ORP to increase the liquidity of its Units through the use of publicly-traded vehicle such as a real estate investment trust. The value and liquidity of the Units could also be enhanced through a listing of the Units on a national stock exchange.

     The Managing General Partner is not currently engaged in any negotiations regarding any such refinancing or other liquidity transaction. While there can be no assurance that any such refinancing or other transaction will occur, the Managing General Partner believes that the prospects for a refinancing or other transaction are good and, therefore, Unit Holders should be able to realize a value for their Units in excess of the $425 offer price. For these reasons, the Managing General Partner cannot recommend a sale at this time, particularly at $425 per unit.


Item 5.   Persons Retained, Employed or to Be Compensated

     ORP has asked its transfer agent, MMS Escrow & Transfer Agency, Inc., to answer routine telephone inquiries from Unit Holders in connection with the Offer and the Managing General Partner's response to the Offer. The transfer agent will not make solicitations and is authorized to describe only the written recommendations of the Managing General Partner. The transfer agent will receive no compensation for this service, apart from the compensation otherwise received by the transfer agent for the services it regularly performs as transfer agent.


Item 6.   Recent Transactions and Intent with Respect to
          Securities

     (a)   On  August 11, 1998, ORP purchased 13 Units from
           Unit Holders at a price of $425 per share.

     (b) To the extent known by the Managing General Partner, neither the Partnership nor any executive officer, director, affiliate or subsidiary intend to tender to the Purchaser.


Item 7.   Certain Negotiations and Transactions of the Subject
Company

     (a) The Partnership has not engaged in any negotiation in response to the Offer that relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

     (b) There are no transactions, Managing General Partner resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a).


Item 8.   Additional Information to Be Furnished

           None


Item 9.   Materials to Be Filed as Exhibits

     (a)  Letter to Unitholders.

     (b)  Not applicable.

     (c)  Not applicable.



                             SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    August 13, 1998


                                   OXFORD RESIDENTIAL PROPERTIES I
                                   LIMITED PARTNERSHIP


                                   By:  Oxford Residential
                                        Properties I Corporation
                                        Managing General Partner



                                   By: /S/ Robert B. Downing
                                      ____________________________
                                      Robert B. Downing
                                      Executive Vice President





                     EXHIBIT INDEX



Exhibit No.          Description

    (a)      Letter to Unitholders
             Should this be limited to the
             portion incorporated by
             reference?








                        To All Unit Holders
                                of
    Oxford Residential Properties I Limited Partnership ("ORP")

  On July 28, 1998, a group of bidders (the "MacKenzie Patterson Group") announced an offer to purchase up to 2,430 units of ORP at a price of $425 per assignee unit of limited partnership ("Unit"). The MacKenzie Patterson Group has no affiliation with ORP. The offer was made without prior notice to, or consultation with, the Managing General Partner of ORP, and was recently mailed to you by ORP's transfer agent in accordance with applicable SEC rules.

  The Managing General Partner of ORP has reviewed the offer carefully, and strongly recommends that you REJECT the MacKenzie Patterson Group offer, because:

1. The MacKenzie Price Is Inadequate

   The MacKenzie Patterson Group's offer price is well below ORP's net asset value, whether determined by the Managing General Partner, the MacKenzie Patterson Group or independent valuation firms, and it is below recent secondary market transaction prices. Further, the offer price is reduced by certain distributions. The Managing General Partner recently approved an increase in the amount of ORP's semi-annual distribution, payable on August 28, 1998, from $10 per Unit to $15 per Unit, which would reduce the purchase price payable by the MacKenzie Patterson Group to $410. On an annualized basis, this distribution equates to approximately a 7.3% current yield on the net $410 offer price. We believe that Unit Holders who wish to sell their Units may be able to receive a better price elsewhere. See "Alternatives For Your Units," below.

2. Future Transactions May Improve ORP's Value and Liquidity

   The value of ORP's portfolio has been increasing rapidly in recent years. The Managing General Partner hopes to capture this increased value with a future refinancing and/or liquidity transaction, such as a REIT or stock exchange listing.

3. Alternatives for Your Units

   We believe that the price offered by the MacKenzie Patterson Group is inadequate, and that you will realize a better return on your investment by holding your Units as their distributions and value increases. However, if, after reviewing this letter, you nevertheless are inclined to sell your Units, you should consider your alternatives. In this regard, you may wish to call Investor Services at 248-614-4550, either to make an offer to ORP to purchase or redeem your Units or to obtain a list of companies that engage in secondary market transactions. The Managing General Partner wishes to remind Unit Holders that, as previously reported in its quarterly reports, ORP has been acquiring Units at market prices for the past two years and will consider offers made by Unit Holders who wish to sell their Units from time to time. The offer prices that will be considered for acceptance will be determined exclusively by the Managing General Partner with reference to prevailing secondary market prices. While the Managing General Partner will consider, on behalf of ORP, offers made by Unit Holders, this is not an offer to purchase Units.

   Another alternative is to sell your Units in the informal secondary market. Upon request, we will provide you with a list of companies that engage in secondary market transactions.

The Price is Inadequate

  The MacKenzie Patterson Group's offer price is well below the estimated net asset value of ORP's Units. Further, it is below the price of recent transactions reported to have been made in the secondary market. We believe that you will realize a better return on your investment by holding your Units as their value increases.

  Based on its real estate experience, knowledge of the real estate markets in which ORP's properties are located and recent improvements in the operating performance of the properties, the Managing General Partner believes that the net asset value of ORP is significantly higher than the amount estimated by the MacKenzie Patterson Group and, therefore, their offer price represents a significant discount to the net asset value of ORP. The Managing General Partner is also aware of reports of a recent third party valuation of ORP that concluded ORP's net asset value was significantly higher than the estimated net asset value included in the MacKenzie Patterson Group's offering materials, and substantially higher than the $425 offer from the MacKenzie Patterson Group. Further, even the MacKenzie Patterson Group's offering materials acknowledge that the $425 price is well below their estimated net asset value. The Managing General Partner believes the underlying motivation of the MacKenzie Patterson Group is to acquire Units at a significant discount to net asset value.

  However, if, after reviewing this letter, you nevertheless are inclined to sell your Units, you should consider your alternatives. In this regard, you may wish to call Investor Services at 248-614-4550, either to make an offer to ORP to purchase or redeem your Units or to obtain a list of companies that engage in secondary market transactions. The Managing General Partner wishes to remind Unit Holders that, as previously reported in its quarterly reports, ORP has been acquiring Units at market prices for the past two years and will consider offers made by Unit Holders who wish to sell their Units from time to time. The offer prices that will be considered for acceptance will be determined exclusively by the Managing General Partner with reference to prevailing secondary market prices. While the Managing General Partner will consider, on behalf of ORP, offers made by Unit Holders, this is not an offer to purchase Units.

  Further, the price offered by the MacKenzie Patterson Group will be reduced by the amount of any distributions declared or made with respect to the Units between July 28, 1998 and August 31, 1998. The Managing General Partner recently approved an increase in ORP's semi-annual distribution, payable on August 28, 1998, from $10 per Unit to $15 per Unit, a fifty (50%) percent increase. Based on the net $410 offer price, this distribution equates on an annualized basis to approximately a 7.3% current yield.

  You also should be aware that, in the unlikely event that more than 2,430 Units are tendered to the MacKenzie Patterson Group, tendering Unit Holders would be able to sell only a portion of their tendered Units and may be left holding a fraction of their current ownership.

  The Managing General Partner and its affiliates are the owners of approximately 20% of the Units. The Managing General Partner considers the MacKenzie Patterson Group's offer price to be inadequate for its own Units, and recommends that other Unit Holders reject the offer.

Future Transactions May Further Improve ORP's Value and Liquidity

  ORP's financial condition and operating results have continued to improve due to improvements in the performance of its properties. The aggregate net operating income before debt service and refurbishment expenses ("NOI") of the four properties in ORP's portfolio increased by $118,000, or 13%, for the quarter ended March 31, 1998, compared with the same period in 1997, and by $207,000, or 5.7%, for the year ended December 31, 1997 compared to 1996 operating results.

  As a result of these improvements in operations, the value of these properties has increased in recent years, as has the properties' ability to support higher levels of mortgage debt. The timing of any refinancing of ORP's mortgage debt, however, needs to be carefully planned for several reasons. First, in order to prepay the existing mortgage debt, a prepayment penalty may be required. Second, we wish to ensure that the recent improvements in operating performance are fully reflected in any valuation undertaken in connection with any such refinancing.

  ORP expects a refinancing of its existing mortgage debt to become increasingly attractive in the near future as the prepayment penalties reduce to very small amounts during the next two and one-half years. We anticipate that any such refinancing may offer the opportunity for ORP to make a significant distribution of net refinancing proceeds to its Unit Holders, which for most Unit Holders should be tax-deferred. Based on today's interest rates and estimated property values, the amount of this distribution could possibly exceed the $425 per Unit offered by the MacKenzie Patterson Group. In addition, in contrast to a sale or redemption, Unit Holders who benefited from such a refinancing would continue to receive semi-annual distributions of cash flow from ORP's operations after such a refinancing and ORP would continue to own all of its properties. Over the last two years, ORP has doubled the amount of its distribution paid to Unit Holders and, as discussed above, it recently declared an additional increase in the amount of the distribution paid to Unit Holders.

  Alternatively, a refinancing in which ORP did not increase the amount of its mortgage debt may also offer the opportunity for ORP to lower the cost of its debt and to increase ORP's cash flow and distributions. This, in turn, may permit ORP to increase the liquidity of its Units through the use of a publicly-traded vehicle such as a real estate investment trust. The value and liquidity of the Units could also be enhanced through a listing of the Units on a national stock exchange.

  The Managing General Partner is not currently engaged in any negotiations regarding any such refinancing or other liquidity transaction. While there can be no assurance that any such refinancing or other transaction will occur, the Managing General Partner believes that the prospects for a refinancing or other transaction are good and, therefore, Unit Holders should be able to realize a value for their Units in excess of the $425 offer price. For these reasons, the Managing General Partner cannot recommend a sale at this time, particularly at $425 per Unit.

  If you have questions regarding the MacKenzie Patterson Group offer or this letter, our Investor Services Department would be pleased to assist you at (248) 614-4550.

               Very truly yours,

               Oxford Residential Properties I Limited Partnership

               By:  Oxford Residential Properties I Corporation,
                    Managing General Partner

                    By: /S/ Robert B. Downing
                       --------------------------------------
                        Robert B. Downing,
                        Executive Vice President